Filed by Eli Lilly and Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

February 8, 2019

Lilly Benefits Center (“LBC”) Talking Points

Background

Today Lilly announced that it is offering to exchange (the “exchange offer”) shares of common stock of Elanco Animal Health Incorporated (“Elanco”) owned by Lilly for outstanding shares of Lilly common stock.

The exchange offer is also available to employees who participate in The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico and/or The Elanco US Inc. 401(k) Plan, (collectively the “Plans”) who invest in the Eli Lilly and Company Common Stock Fund.

The decision to participate in the exchange offer is entirely voluntary. Plan participants should carefully read all materials provided to them including the Prospectus, Notice to Participants, Savings Plan Guide, and Elanco Stock Fund Fact Sheet.

Lilly, Elanco, Plan fiduciaries and their respective agents, are not making any recommendation as to whether or not employees should invest in the Elanco Stock Fund, participate in the exchange offer, or make any other Plan investment decision.

For questions related to the exchange offer, LBC representatives should follow the guidelines below:

LBC representatives should provide:

•                  General information regarding the Lilly 401(k) Plan, Elanco 401(k) Plan, and Puerto Rico Savings Plan, including their respective operations during the exchange offer

•                  Lilly Stock Fund balances participants hold in their Plan(s)

•                  Information about the Blackout Period

•                  Direction to Georgeson for exchange offer terms and conditions, procedures, and important resources

Website: www.lillyexchangeoffer.com

Hotline: 1-800-676-0194 (if calling within the U.S.) and 1-781-575-2137 (if calling from outside the U.S.). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time, and Saturday from 12:00 p.m. to 6:00 p.m., New York City time.

LBC representatives should not provide:

•                  Recommendations on whether or not to participate in the exchange offer

•                  Financial or investment advice related to the Plans or the exchange offer

•                  A referral to Alight Financial Advisors, LLC

•                  A referral to Lilly or Elanco Human Resources

If asked these types of questions, LBC representatives should respond with the following:

Participation is entirely voluntary. Please carefully read all materials provided to you including the Prospectus, Notice to Participants, Savings Plan Guide, and Elanco Stock Fund Fact Sheet. As with any major financial decision, you may wish to consult with your independent personal financial advisor to determine if participating in the exchange offer is right for you.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).